717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

June 12, 2017
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2016, filed on February 10, 2017 (File No. 001-12079)
Response dated May 15, 2017 (File No. 001-12079)

Dear Ms. Thompson:
We are in receipt of your letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated May 30, 2017, concerning the above-referenced filings. We have begun to analyze the comments of the staff (the “Staff”) of the Securities and Exchange Commission and to gather the requested information in response to this request. However, due to the nature of the information requested and the recent extensive travel schedule of our senior management, we respectfully request additional time to submit a response to the Staff’s comments. Therefore, we request the ability to provide a comprehensive response no later than June 16, 2017.
We appreciate your consideration in this matter. If you have any questions concerning our request, please do not hesitate to contact me at (832) 325-1591.

Best regards,

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, EVP and Chief Financial Officer
W. Thaddeus Miller, EVP and Chief Legal Officer